UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2023

Commission File Number: 001-39543

VIA optronics AG

(Translation of registrant’s name into English)

Address

Sieboldstrasse 18

90411 Nuremberg

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Notice of Failure to Satisfy a Continued Listing Rule or Standard of the New York Stock Exchange

On May 23, 2023, VIA optronics AG (the “Company”) announced the receipt of an expected notice from the New York Stock Exchange (the “NYSE”) stating that the Company is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual due to the delay in filing the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022. A copy of the related press release is furnished as Exhibit 99.1 hereto.

EXHIBITS

Exhibit No.	Description
99.1	Press Release: VIA optronics AG Announces Notice of Failure to Satisfy a Continued Listing Rule or Standard of the New York Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIA optronics

Date: May 23, 2023	By:	/s/ Jürgen Eichner
	Name:	Jürgen Eichner
	Title:	Chief Executive Officer